Exhibit 99.1

CORRECTION: Press Release Announcing Purchased About US$50 Million BNB

HONG KONG, July 7, 2025 (GLOBE NEWSWIRE) -- Nano Labs Ltd (Nasdaq: NA) (“we,” the “Company” or “Nano Labs”), a leading Web 3.0 infrastructure and product solution provider in China, today announced a correction to the first paragraph of its press release entitled “Nano Labs Has Purchased About US$50 Million BNB, Expands Digital Asset Reserves to around US$160 Million” which was issued on July 3, 2025 (the “Original Press Release”).

The correction is to the Original Press Release’s first paragraph with the original version reading:

“HONG KONG, July 03, 2025 (GLOBE NEWSWIRE) -- Nano Labs Ltd (Nasdaq: NA) (“we,” the “Company” or “Nano Labs”), a leading Web 3.0 infrastructure and product solution provider in China, today announced the purchase of 74,315 Binance Coin (BNB) tokens through the OTC (Over-The-Counter) format at an average price of approximately US$672.45, with a total transaction value of about US$50 million. Following this transaction, the Company’s cumulative reserve of mainstream digital currencies, including Bitcoin and BNB, has around US$160 million, marking a successful initial step in Nano Labs’ BNB strategic plan and underscoring its commitment to increasing BNB holdings over time.”

The complete, corrected release follows:

“HONG KONG, July 03, 2025 (GLOBE NEWSWIRE) -- Nano Labs Ltd (Nasdaq: NA) (“we,” the “Company” or “Nano Labs”), a leading Web 3.0 infrastructure and product solution provider in China, today announced the purchase of 74,315 BNB tokens through the OTC (Over-The-Counter) format at an average price of approximately US$672.45, with a total transaction value of about US$50 million. Following this transaction, the Company’s cumulative reserve of mainstream digital currencies, including Bitcoin and BNB, has around US$160 million, marking a successful initial step in Nano Labs’ BNB strategic plan and underscoring its commitment to increasing BNB holdings over time.”

The Company committed to thoroughly evaluating the security and long-term value of BNB, aiming to acquire up to US$1 billion worth of BNB through convertible notes and private placements in the initial phase. Over the long run, Nano Labs intends to hold 5% to 10% of BNB’s total circulating supply.

About Nano Labs Ltd

Nano Labs Ltd is a leading Web 3.0 infrastructure and product solution provider in China. Nano Labs is committed to the development of high throughput computing (“HTC”) chips and high performance computing (“HPC”) chips. Nano Labs has built a comprehensive flow processing unit (“FPU”) architecture which offers solution that integrates the features of both HTC and HPC. In addition, it has established Bitcoin value investment and adopted Bitcoin as primary reserve asset. Nano Labs has established an integrated solution platform covering three main business verticals, including HTC solutions and HPC solutions. The HTC solutions feature its proprietary Cuckoo series chips, which have become alternative Application-Specific Integrated Circuit (“ASIC”) solutions for traditional GPUs. Nano Lab’s Cuckoo series are one of the first near-memory HTC chips available in the market*. For more information, please visit the Company’s website at: ir.nano.cn.

*	According to an industry report prepared by Frost & Sullivan.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s plan to appeal the Staff’s determination, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor inquiries, please contact:

Nano Labs Ltd

ir@nano.cn

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com